SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center Amsterdam Airport

Schiphol Boulevard 217

1118 BH Schiphol Airport, Amsterdam

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .)

CNH GLOBAL N.V.

Form 6-K for the month of March 2012

List of Exhibits:

1. News Release entitled, “CNH Announces Strategic Partnership with Orkel AS”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

March 9, 2012

FOR IMMEDIATE RELEASE

For more information contact:

CNH Corporate Communications	+1 630 887-3823

CNH Announces Strategic Partnership with Orkel AS

LUGANO, Switzerland – (March 8, 2011) – CNH, a global leader in the agricultural and construction equipment businesses, today announced a long term strategic partnership with Orkel AS, the Norwegian market leader in high performance fixed chamber round balers, compactors and tractor trailers.

CNH’s partnership with Orkel will involve several key collaboration areas to further reinforce CNH’s leadership in the agricultural business. CNH will acquire intellectual property rights and tooling for Orkel’s fixed chamber round balers (FCRB) and Orkel will become CNH’s preferred engineering partner for the development of high performance/heavy duty new generation of FCRBs.

This alliance brings together CNH’s expertise in tractors, sprayers, combines, forage harvesters and other agricultural equipment of all classes and power ranges with Orkel’s leading technology in high performance fixed chamber round baler products.

“Our partnership with Orkel – a key player in the heavy duty fixed chamber round baler and compactor sector – is a sign of CNH’s intention to strengthen its presence in the Hay & Forage business. This agreement brings CNH’s product offering in line with market trends and requirements to better meet the evolving needs of our global customers,” said Richard Tobin, President and CEO of CNH.

“We are very excited about the prospect of leveraging our market position for the benefit of our customers in Europe and becoming CNH’s engineering partner in the premium baler segment,” said Jarl Gjonnes, Owner and President of Orkel.

Orkel-CNH products will be sold under the Orkel, New Holland Agriculture and Case IH brands through their respective dealer networks.

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About CNH

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed on the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

About Orkel

Orkel AS, based in Fannrem, mid Norway, is one of the largest manufacturers of farm machinery in Norway. Round chamber balers, compactors, tractor trailers and snow blowers are the main products. Orkel AS has a unique position on the domestic market, due to its long and lasting service for the Norwegian farmer. Over the years, Orkel AS products have earned a reputation of being top quality, and being well-fitted for the rough Scandinavian demanding conditions. The company has been leading in the development of new products enabling its customers to meet the challenges of the future. More information: http://orkel.no/home/